MAIL STOP 3561


								July 14, 2005

Mr. Scott Oglum
President
Theater Xtreme Entertainment Group, Inc.
250 Corporate Boulevard
Suites E and F
Newark, DE  19702


      RE:	Theater Xtreme Entertainment Group, Inc.
		Form 8-K dated February 11, 2005, as amended
      File No. 0-26845


Dear Mr. Oglum,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter:

Form 8-K dated February 11, 2005, as amended

Financial Statements

1. Please file the audited financial statements of Theater Xtreme Entertainment Group, Inc. for the two most recent fiscal years (e.g.
year ended June 30, 2004 and inception to June 30, 2003) as
required
by Instruction 5 to Item 2.01 and Item 9.01(a) of Form 8-K, as specified in Item 310(c) of Regulation S-B for the February 11, 2005
acquisition.  See also General Instruction C.3 to Form 8-K.

2. It appears that the accumulated deficit of the legal acquirer would usually be eliminated to paid-in-capital in consolidation at the acquisition date for a reverse acquisition with a public shell company. Please provide footnote explanation as to why the accumulated deficit of BF Acquisition Group II, Inc. was not eliminated in the December 31, 2004 pro forma balance sheet, or revise as appropriate.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Questions should be directed to Maureen Bauer at (202) 942-
1824,
or to the undersigned, at (202) 942-1902.


								Sincerely,



Tia Jenkins
Senior Assistant Chief Accountant

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Mr. Scott Oglum
Theater Xtreme Entertainment Group, Inc.
July 14, 2005
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